UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

BLADELOGIC, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

09265M102

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09265M102

1.	Names of Reporting Persons MK Capital, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 205,209 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 205,209 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 205,209 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.75%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 09265M102

1.	Names of Reporting Persons MK Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 205,209 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 205,209 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 205,209 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.75%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 09265M102

1.	Names of Reporting Persons MK Capital SBIC, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,190,499 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,190,499 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,190,499 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.37%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 09265M102

1.	Names of Reporting Persons MK Capital Management SBIC, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,190,499 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,190,499 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,190,499 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.37%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 09265M102

1.	Names of Reporting Persons MK Capital BladeLogic, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 173,800 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 173,800 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 173,800 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.64%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 09265M102

1.	Names of Reporting Persons MK Capital Management SBIC Parent, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 173,800 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 173,800 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 173,800 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.64%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 09265M102

1.	Names of Reporting Persons MK Capital Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,569,508 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,569,508 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,569,508 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.77%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer BladeLogic, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 10 Maguire Road, Building 3 Lexington, Massachusetts 02421

Item 2.

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

(a)

Name of Person Filing
(1)           MK Capital, L.P.

(2)           MK Capital Management, LLC

(3)           MK Capital SBIC, L.P.

(4)           MK Capital Management SBIC, LLC

(5)           MK Capital BladeLogic, LLC

(6)           MK Capital Management SBIC Parent, LLC

(7)           MK Capital Company

each of which is referred to as a “Reporting Person,” or collectively, the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13G held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

	(b)	Address of Principal Business Office or, if none, Residence The address of the principal business office of each of the Reporting Persons is 1033 Skokie Blvd, Suite 430, Northbrook, Illinois 60062.
(c)

Citizenship
Each of MK Capital, L.P. and MK Capital SBIC, L.P. is a limited partnership organized under the laws of the State of Delaware.  Each of MK Capital Management, LLC, MK Capital Management SBIC, LLC, MK Capital BladeLogic, LLC and MK Capital Management SBIC Parent, LLC is a limited liability company organized under the laws of the State of Delaware.  MK Capital Company is a corporation organized under the laws of the State of Delaware.

	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 09265M102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

All ownership percentages of the securities reported herein are based upon 27,221,018 shares of Common Stock outstanding as of November 27, 2007, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on November 29, 2007.

The ownership of each of the Reporting Persons is presented below:

(a)

Amount beneficially owned:

MK Capital, L.P. is the record owner of 205,209 shares of Common Stock of the Issuer.  The shares of Common Stock owned by MK Capital, L.P. may be deemed to be beneficially owned by MK Capital Management, LLC, who is the sole general partner of MK Capital, L.P., and by MK Capital Company, who is the manager of MK Capital Management, LLC.

MK Capital SBIC, L.P. is the record owner of 1,190,499 shares of Common Stock of the Issuer.  The shares of Common Stock owned by MK Capital SBIC, L.P. may be deemed to be beneficially owned by MK Capital Management SBIC, LLC, who is the sole general partner of MK Capital SBIC, L.P., and by MK Capital Company, who is the manager of MK Capital Management SBIC, LLC.

MK Capital BladeLogic, LLC is the record owner of 173,800 shares of Common Stock of the Issuer.  The shares of Common Stock owned by MK Capital BladeLogic, LLC may be deemed to be beneficially owned by MK Capital Management SBIC Parent, LLC, who is the manager of MK Capital BladeLogic, LLC, and by MK Capital Company, who is the manager of MK Capital Management SBIC Parent, LLC.

Mark Terbeek, Karen Buckner, Mark Koulogeorge and Bret Maxwell are the sole members of an investment committee of MK Capital Company that has the power, acting by majority vote, to vote or dispose of the shares directly held by MK Capital, L.P., MK Capital SBIC, L.P. and MK Capital BladeLogic, LLC.  Each of Mark Terbeek, Karen Buckner, Mark Koulogeorge and Bret Maxwell, and each of the Reporting Persons, other than the Reporting Person referenced as the record owner above, hereby disclaims beneficial ownership of any shares except to the extent of his, or its, pecuniary interest therein.

(b) Percent of class: See Item 11 of each cover page. See also Item 4(a).
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See response to Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2008

MK CAPITAL, L.P.

By: MK Capital Management, LLC
Its: General Partner

By: MK Capital Company
Its: Manager

By:	/s/ Karen Buckner
Name: Karen Buckner
Title: Treasurer

MK CAPITAL MANAGEMENT, LLC

By: MK Capital Company
Its: Manager

By:	/s/ Karen Buckner
Name: Karen Buckner
Title: Treasurer

MK CAPITAL COMPANY

By:	/s/ Karen Buckner
Name: Karen Buckner
Title: Treasurer

MK CAPITAL SBIC, L.P.

By: MK Capital Management SBIC, LLC
Its: General Partner

By: MK Capital Company
Its: Manager

By:	/s/ Karen Buckner
Name: Karen Buckner
Title: Treasurer

MK CAPITAL MANAGEMENT SBIC, LLC

By: MK Capital Company
Its: Manager

By:	/s/ Karen Buckner
Name: Karen Buckner
Title: Treasurer

MK CAPITAL BLADELOGIC, LLC

By: MK Capital Management SBIC Parent, LLC
Its: Manager

By: MK Capital Company
Its: Manager

By:	/s/ Karen Buckner
Name: Karen Buckner
Title: Treasurer

MK CAPITAL MANAGEMENT SBIC PARENT, LLC

By: MK Capital Company
Its: Manager

By:	/s/ Karen Buckner
Name: Karen Buckner
Title: Treasurer

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

                (i)            Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

                (ii)           Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 14, 2008

MK CAPITAL, L.P.

By: MK Capital Management, LLC
Its: General Partner

By: MK Capital Company
Its: Manager

By:	/s/ Karen Buckner
Name: Karen Buckner
Title: Treasurer

MK CAPITAL MANAGEMENT, LLC

By: MK Capital Company
Its: Manager

By:	/s/ Karen Buckner
Name: Karen Buckner
Title: Treasurer

MK CAPITAL COMPANY

By:	/s/ Karen Buckner
Name: Karen Buckner
Title: Treasurer

MK CAPITAL SBIC, L.P.

By: MK Capital Management SBIC, LLC
Its: General Partner

By: MK Capital Company
Its: Manager

By:	/s/ Karen Buckner
Name: Karen Buckner
Title: Treasurer

MK CAPITAL MANAGEMENT SBIC, LLC

By: MK Capital Company
Its: Manager

By:	/s/ Karen Buckner
Name: Karen Buckner
Title: Treasurer

MK CAPITAL BLADELOGIC, LLC

By: MK Capital Management SBIC Parent, LLC
Its: Manager

By: MK Capital Company
Its: Manager

By:	/s/ Karen Buckner
Name: Karen Buckner
Title: Treasurer

MK CAPITAL MANAGEMENT SBIC PARENT, LLC

By: MK Capital Company
Its: Manager

By:	/s/ Karen Buckner
Name: Karen Buckner
Title: Treasurer